Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Niagara Financial Group, Inc.
Commission File No.: 000-23975

First Niagara

November 8, 2007

Closing at FNB Branches – Draft 6 – 6648
John Q. Sample
123 Main Street
Anytown, NY 12345

Dear John Q. Sample,

On September 10, 2007, we announced that Greater Buffalo Savings Bank and First Niagara Bank, the two leading community banks based in Western New York, would be joining together. An important goal in our merging is to provide businesses and consumers with an exceptional customer experience that will make us the best community bank throughout Western and Upstate New York.

To keep you informed about this transition, we want to communicate to you that several First Niagara and Greater Buffalo Savings Bank branch locations will be combined. We are consolidating locations that are within close proximity of each other and we anticipate that the impact will be minimal on you, our valued customer. A list of the consolidations is enclosed for your information.

To recap, three First Niagara branches are being merged with existing Greater Buffalo Savings Bank branches. You can continue to enjoy uninterrupted service at these three branches until the acquisition is completed in mid-February of 2008. Adding to your convenience, seven Greater Buffalo Savings Bank locations will remain open and become First Niagara branches.

The primary factor in our branch consolidation decisions was to determine which were best located and equipped to serve the needs of our customers. We feel the consolidation of these branches will provide you with the greatest level of convenience and service.

By further expanding our presence in Western New York, we are enhancing the power of First Niagara to help you get more out of your money. When the acquisition is completed, First Niagara customers will have access to a regional branch network of 36 locations and more than 115 locations statewide.

In the meantime, if you have any questions about your account we would encourage you to contact your branch manager. We are extremely grateful for your business and we look forward to having you continue as a member of the First Niagara family.

Sincerely,

Frank J. Polino
Executive Vice President

See the reverse for important information.

Great Lakes Bancorp and First Niagara will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Niagara and Great Lakes, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by First Niagara can be obtained, when available and without charge, by directing a request to Great Lakes Bancorp, Inc., Attention: Andrew W. Dorn, Jr., 2421 Main Street, Buffalo, New York (716) 961-1920 or to First Niagara Financial Group, Inc., Attention: Anthony M. Alessi, Investor Relations, 6950 South Transit Road, P.O. Box 514, Lockport, New York, (716) 625-7692.

Great Lakes, First Niagara and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Great Lakes in connection with the acquisition. Information about the directors and executive officers of Great Lakes and their ownership of Great Lakes common stock is set forth in Great Lakes' most recent proxy statement as filed with the SEC on April 12, 2007, which is available at the SEC's Internet site (http://www.sec.gov) and at Great Lakes' address in the preceding paragraph. Information about the directors and executive officers of First Niagara is set forth in First Niagara's most recent proxy statement filed with the SEC and available at the SEC's Internet site and from First Niagara at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

First Niagara

GREATER BUFFALO SAVINGS BANK AND FIRST NIAGARA BRANCH INFORMATION

In February 2008, Greater Buffalo Savings Bank will become part of First Niagara Bank. To ensure you have access to the highest level of banking convenience and serve you in the most efficient manner possible, we will be closing the following First Niagara Bank branches and combining them with existing Greater Buffalo Savings Bank branches that are in close proximity.

If you currently bank at...	**After the consolidation your branch will be...**
Depew 570 Dick Rd., Depew	Depew 2070 George Urban Blvd., Depew
Kenmore 410 Kenmore Ave., Buffalo	Kenmore 690 Kenmore Ave., Buffalo
Walker Center 5110 Main St., Suite 100, Williamsville	Snyder 4950 Main St., Snyder

(over, please)

The following Greater Buffalo Savings Bank locations will become First Niagara branches...

Buffalo - Downtown
47 Court St., Buffalo

Buffalo - Main and Jewett
2421 Main St., Buffalo

Buffalo - Connecticut Street
364 Connecticut St., Buffalo

East Amherst
8550 Transit Rd., East Amherst

Fredonia
1165 Main St. Ext., Dunkirk

Jamestown
870 Fairmount Ave., Jamestown

Orchard Park
6520 Webster Rd., Orchard Park

Please call your branch or visit fnfg.com for more details.

November 8, 2007

FNB/GBSB Conversion Welcome Letter – Draft 5
John Q. Sample
123 Main Street
Anytown, NY 12345

Dear John Q. Sample,

On September 10, 2007, we announced that Greater Buffalo Savings Bank and First Niagara Bank, the two leading community banks based in Western New York, would be joining together. An important goal in our merging is to provide businesses and consumers with an exceptional customer experience that will make us the best community bank throughout Western and Upstate New York.

When our two banks join together, you will enjoy greater convenience through 36 branch locations locally and more than 115 branches statewide. You'll also have access to a variety of new and competitive services, including:

- A full range of consumer, business and municipal banking services;
- Sophisticated commercial cash management, remote deposit capture and merchant services;
- A wide range of insurance and risk management solutions through First Niagara Risk Management, Inc., the largest insurance agency in upstate New York.

The merger is expected to be completed in February 2008, pending shareholder and regulatory approval. Once that occurs, all of your Greater Buffalo Savings Bank accounts will become First Niagara Bank accounts. In anticipation of receiving approvals, we are working on plans to integrate our two organizations to ensure a smooth transition for customers.

In the coming months, we will be updating you on our progress and providing detailed information so that you will be aware of any modifications that occur. Right now, we want to give you advance notice about the planned consolidation of several branch locations that are in close proximity to each other. Please note that any branch consolidations will not occur until after all necessary approvals are received and our merger is completed. Until then, it is business as usual.

In deciding which branches to close, First Niagara carefully considered which locations would provide you with the greatest level of convenience and access to services. The brochure we have enclosed lists the Greater Buffalo Savings Bank branches that will be affected, as well as those that will remain open as First Niagara Bank branches after our two banks join together. Additionally, we will be merging three First Niagara Bank branches with nearby Greater Buffalo Savings Bank branches in Depew, Kenmore, and in the Walker Center in Williamsville.

(over, please)

Our two organizations are working together closely to ensure our merger is a positive experience for you. In the meantime, if you have any questions, we would encourage you to call First Niagara's toll free number, **1-800-421-0004**. Choose option # 8 to speak with a customer service representative who will be glad to help make your transition to First Niagara **as easy as possible.**

Sincerely,

Andrew W. Dorn, Jr.
President and CEO
Greater Buffalo Savings Bank
and Great Lakes Bancorp, Inc.

John R. Koelmel
President and CEO
First Niagara Bank
and First Niagara Financial Group, Inc.

Great Lakes Bancorp and First Niagara will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Niagara and Great Lakes, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by First Niagara can be obtained, when available and without charge, by directing a request to Great Lakes Bancorp, Inc., Attention: Andrew W. Dorn, Jr., 2421 Main Street, Buffalo, New York (716) 961-1920 or to First Niagara Financial Group, Inc., Attention: Anthony M. Alessi, Investor Relations, 6950 South Transit Road, P.O. Box 514, Lockport, New York, (716) 625-7692.

Great Lakes, First Niagara and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Great Lakes in connection with the acquisition. Information about the directors and executive officers of Great Lakes and their ownership of Great Lakes common stock is set forth in Great Lakes' most recent proxy statement as filed with the SEC on April 12, 2007, which is available at the SEC's Internet site (http://www.sec.gov) and at Great Lakes' address in the preceding paragraph. Information about the directors and executive officers of First Niagara is set forth in First Niagara's most recent proxy statement filed with the SEC and available at the SEC's Internet site and from First Niagara at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

GreaterBuffalo Savings Bank

First Niagara

November 8, 2007

FNB/GBSB Conversion Welcome Letter Tonawanda – Draft 5
John Q. Sample
123 Main Street
Anytown, NY 12345

Dear John Q. Sample,

On September 10, 2007, we announced that Greater Buffalo Savings Bank and First Niagara Bank, the two leading community banks based in Western New York, would be joining together. An important goal in our merging is to provide businesses and consumers with an exceptional customer experience that will make us the best community bank throughout Western and Upstate New York.

When our two banks join together, you will enjoy greater convenience through 36 branch locations locally and more than 115 branches statewide. You'll also have access to a variety of new and competitive services, including:

- A full range of consumer, business and municipal banking services;
- Sophisticated commercial cash management, remote deposit capture and merchant services;
- A wide range of insurance and risk management solutions through First Niagara Risk Management, Inc., the largest insurance agency in upstate New York.

The merger is expected to be completed on February 15, 2008, pending shareholder and regulatory approval. Once that occurs, all of your Greater Buffalo Savings Bank accounts will become First Niagara Bank accounts. In anticipation of receiving approvals, we are working on plans to integrate our two organizations to ensure a smooth transition for customers.

In the coming months, we will be updating you on our progress and providing detailed information so that you will be aware of any modifications that occur. Right now, we want to give you advance notice about the planned consolidation of several branch locations that are in close proximity to each other. Please note that any branch consolidations will not occur until after all necessary approvals are received and our merger is completed. Until then, it is business as usual.

In deciding which branches to close, First Niagara carefully considered which locations would provide you with the greatest level of convenience and access to services. The brochure we have enclosed lists the Greater Buffalo Savings Bank branches that will be affected, as well as those that will remain open as First Niagara Bank branches after our two banks join together. The list includes Greater Buffalo's Tonawanda location. The last day of business at 3438 Delaware Avenue, Kenmore, NY will be Friday, February 15, 2008. All files and accounts will be transferred to First Niagara's Tonawanda branch, 1776 Sheridan Drive, Buffalo, NY effective Tuesday, February 19, 2008.

(over, please)

November 8, 2007

FNB/GBSB Conversion Welcome Letter Getzville – Draft 5
John Q. Sample
123 Main Street
Anytown, NY 12345

Dear John Q. Sample,

On September 10, 2007, we announced that Greater Buffalo Savings Bank and First Niagara Bank, the two leading community banks based in Western New York, would be joining together. An important goal in our merging is to provide businesses and consumers with an exceptional customer experience that will make us the best community bank throughout Western and Upstate New York.

When our two banks join together, you will enjoy greater convenience through 36 branch locations locally and more than 115 branches statewide. You'll also have access to a variety of new and competitive services, including:

- A full range of consumer, business and municipal banking services;
- Sophisticated commercial cash management, remote deposit capture and merchant services;
- A wide range of insurance and risk management solutions through First Niagara Risk Management, Inc., the largest insurance agency in upstate New York.

The merger is expected to be completed on February 15, 2008, pending shareholder and regulatory approval. Once that occurs, all of your Greater Buffalo Savings Bank accounts will become First Niagara Bank accounts. In anticipation of receiving approvals, we are working on plans to integrate our two organizations to ensure a smooth transition for customers.

In the coming months, we will be updating you on our progress and providing detailed information so that you will be aware of any modifications that occur. Right now, we want to give you advance notice about the planned consolidation of several branch locations that are in close proximity to each other. Please note that any branch consolidations will not occur until after all necessary approvals are received and our merger is completed. Until then, it is business as usual.

In deciding which branches to close, First Niagara carefully considered which locations would provide you with the greatest level of convenience and access to services. The brochure we have enclosed lists the Greater Buffalo Savings Bank branches that will be affected, as well as those that will remain open as First Niagara Bank branches after our two banks join together. The list includes Greater Buffalo's Getzville location. The last day of business at 315 Stahl Road, Getzville, NY will be Friday, February 15, 2008. All files and accounts will be transferred to First Niagara's Crosspoint branch, 35 Crosspoint Parkway, in Amherst, NY effective Tuesday, February 19, 2008.

(over, please)

First Niagara

GREATER BUFFALO SAVINGS BANK AND FIRST NIAGARA BRANCH INFORMATION

In February 2008, Greater Buffalo Savings Bank will become part of First Niagara Bank. At that time, we will be closing the following Greater Buffalo Savings Bank branches and combining them with First Niagara Bank branches that are in close proximity.

If you currently bank at...	After the consolidation your branch will be...
Getzville 315 Stahl Rd., Getzville	Crosspoint 35 Crosspoint Pkwy., Amherst
Lockport 135 Main St., Lockport	Lockport 55 East Ave., Lockport
North Tonawanda 107 Main St., North Tonawanda	North Tonawanda 100 River Rd., North Tonawanda
Tonawanda 3438 Delaware Ave., Kenmore	Tonawanda 1776 Sheridan Dr., Buffalo
West Amherst 2715 Niagara Falls Blvd., Amherst	West Amherst 3105 Niagara Falls Blvd., Amherst
West Seneca 320 Orchard Park Rd., West Seneca	Orchard Park Rd. 325 Orchard Park Rd., West Seneca

(over, please)

The following Greater Buffalo Savings Bank locations will remain open and become First Niagara branches...

Buffalo - Downtown
47 Court St., Buffalo

Buffalo - Main and Jewett
2421 Main St., Buffalo

Buffalo - Connecticut Street
364 Connecticut St., Buffalo

Depew
2070 George Urban Blvd., Depew

East Amherst
8550 Transit Rd., East Amherst

Fredonia
1165 Main St. Ext., Dunkirk

Jamestown
870 Fairmount Ave., Jamestown

Kenmore
690 Kenmore Ave., Buffalo

Orchard Park
6520 Webster Rd., Orchard Park

Snyder
4950 Main St., Snyder

Please call your branch or visit fnfg.com for more details.